Exhibit 99.1

Pioneering Meat 2.0 ™

June 13, 2022

Dear Shareholder,

You are cordially invited to attend the 2022 Annual Meeting of Shareholders (the “Annual Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”), to be held Monday, July 18, 2022 at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 5 David Fikes St., Rehovot, Israel.

The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

At the Annual Meeting, shareholders will vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Annual Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

    Sincerely,

    Yaron Kaiser
    Chairman of the Board

MeaTech 3D Ltd.
______________________________________________________

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON JULY 18, 2022

Notice is hereby given that the 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) of MeaTech 3D Ltd. (“we” or the “Company”) will be held on Monday, July 18, 2022, at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 5 David Fikes St., Rehovot, Israel. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

The agenda of the Annual Meeting will be as follows:

1.	to approve a change to the Company’s name; and

2.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

In addition, shareholders at the Annual Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

We know of no other matters to be submitted at the Annual Meeting other than as specified herein. If any other business is properly brought before the Annual Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Annual Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o the Corporate Secretary, at 5 David Fikes St., Rehovot 7610201, Israel, no later than Monday, June 20, 2022. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, June 27, 2022, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Approval of Items 1 and 2 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions).

Only shareholders of record at the close of business on the record date, June 16, 2022 are entitled to notice of and to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual Meeting, to revoke the proxy or to vote your shares in person.

If you attend the Annual Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Annual Meeting. If your ADSs are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your Shares and can generally do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your Shares.

•
In person at the Annual Meeting.   Contact the broker or other nominee who holds your Shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

All ADSs represented by properly executed proxies received prior to or at the Annual Meeting and not revoked prior to, or at, the Annual Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 17.4 of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Discussion at the Meeting will be commenced if a quorum is present. A quorum consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the Annual Meeting, who hold or represent, in the aggregate, at least 25% of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the Annual Meeting. If a quorum is not present within half an hour of the time designated for the Annual Meeting, the Annual Meeting will be adjourned to July 19, 2022, at the same time and place. At the adjourned Annual Meeting, any one shareholder who is present in person or proxy, or who has delivered a proxy card, will constitute a quorum.

We will file copies of the proxy statement and other documents with the SEC on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.meatech3d.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser Chairman of the Board

Date: June 13, 2022
ii

MeaTech 3D Ltd.

5 David Fikes St., Rehovot 7632805, Israel

________________________

PROXY STATEMENT
________________________

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of MeaTech 3D Ltd. at the close of business on June 16, 2022, in connection with the solicitation by our Board of Directors of proxies for use at the 2022 Annual General Meeting of the Shareholders (the “Annual Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The 2022 Annual Meeting will be held on Monday, July 18, 2022 at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 5 David Fikes St., Rehovot, Israel. The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Annual Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format. If we convert to a virtual only online meeting, we will announce the decision to do so in advance in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Annual Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	the “Company,” “we,” “us,” or “our” are references to MeaTech 3D Ltd. and its subsidiaries;

•	“ADSs” means the American Depositary Shares representing 10 ordinary shares each;

•	“Annual Meeting” means the 2022 Annual General Meeting of the Shareholders;

•
“Annual Report” means our Annual Report on Form 20-F, which was filed with the SEC on March 24, 2022. Our Annual Report is available on the SEC’s website at www.sec.gov and our website at www.meatech3d.com;

•	“Companies Law” means the Israeli Companies Law, 5759-1999;

•	“dollars,” “U.S. dollars” or “$” mean United States dollars;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, no par value; and

•	“SEC” means the United States Securities and Exchange Commission.

On June 10, 2022, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.375 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE ANNUAL MEETING

It is proposed that the following resolutions be adopted at the Annual Meeting:

1.	to approve a change to the Company’s name; and

2.	to approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors.

In addition, our consolidated financial statements for the year ended December 31, 2021 and related auditors’ report will be reviewed and considered at the Annual Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR the approval of both of the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. However, if a shareholder attends the Annual Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Annual Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Annual Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADRs.

Shareholder Proposals

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Annual Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o the Company Secretary, at 5 David Fikes St., Rehovot 7610201, Israel, no later than June 20, 2022. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 27, 2022, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

If applicable, a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Annual Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-73-541-2206).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on June 16, 2022 will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of June 10, 2022, we had 126,534,867 issued and outstanding ordinary shares.

The quorum required at the Annual Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of the voting rights in the Company.  If the Annual Meeting is adjourned for lack of a quorum, it will be adjourned to Monday, July 19, 2022, at 4:00 p.m. Israel time (9:00 a.m. EDT)), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares as of June 10, 2022:

	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares
Shimon Cohen	9,859,120	(1)	7.8%

(1)
Based on information provided to the Company on January 20, 2022 by Mr. Cohen regarding his holdings and those of companies through which he claims share ownership. The shareholder’s business address is 12 Hamashbir St., Holon, Israel 5885616.

The following table lists, as of June 10, 2022, the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Directors and executive officers
Arik Kaufman, Chief Executive Officer(1)	170,840	*
Guy Hefer, Chief Financial Officer(2)	208,340	*
Dan Kozlovski, Chief Technologies Officer(3)	100,008	*
Yaron Kaiser, Chairman of the Board of Directors(4)	1,483,400	1.2%
David Gerbi, Director(5)	100,450	*
Eli Arad, Director(6)	100,450	*
Sari Singer, Director(7)	101,400	*
All directors and executive officers as a group (7 persons)	2,264,888	1.8%
_____________
*          Represents beneficial ownership of less than one percent (1%).

(1)
Consists of 87,510 ordinary shares and options to purchase 83,330 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.519 per ordinary share. These options expire on March 16, 2026.

(2)
Consists of options to purchase 125,000 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of NIS 3.49 ($1.03) per ordinary share, which expire on March 24, 2025, and options to purchase 83,340 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.716 per ordinary share, which expire on July 20, 2025.

(3)
Consists of options to purchase 100,008 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of NIS 1.90 ($0.56) per ordinary share. These options expire on August 5, 2024.

(4)
Consists of 1,425,070 ordinary shares and options to purchase 58,330 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.519 per ordinary share. These options expire on March 16, 2026.

(5)
Consists of 12,500 ordinary shares, RSUs vesting into 22,480 ordinary shares within 60 days of the date of this report, and options to purchase 65,470 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.716 per ordinary share.

(6)
Consists of 12,500 ordinary shares, RSUs vesting into 22,480 ordinary shares within 60 days of the date of this report, and options to purchase 65,470 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.716 per ordinary share.

(7)
Consists of RSUs vesting into 35,930 ordinary shares within 60 days of the date of this report, and options to purchase 65,470 ordinary shares exercisable within 60 days of the date of this report, with an exercise price of $0.716 per ordinary share.

EXECUTIVE MANAGEMENT

Following the approval of our amended and restated articles of association by our shareholders at the special general meeting of our shareholders on June 10, 2022, our board of directors, which is comprised of four (4) members, is classified into three classes of similar size. The members of each class are elected in different years, so that only approximately one-third of the board is elected in any single year. As indicated below, we currently have two directors in Class I (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2023), one director in Class II (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2024), and one director in Class III (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2025).

Directors

The following table and text set forth the name, age and positions of each director currently serving on our board of directors:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	49	Class I	Director	2023 Annual Meeting
David Gerbi	43	Class I	Director	2023 Annual Meeting
Sari Singer	42	Class II	Director	2024 Annual Meeting
Yaron Kaiser	44	Class III	Chairman of the Board of Directors	2025 Annual Meeting

Biographies

Biographies of Class I, II and III Directors Whose Current Terms Extend Beyond the Annual Meeting

Eli Arad has served as a director since February 2018. Mr. Arad has been CEO of real-estate and life science investors Merchavia Holdings and Investments (TASE:MRHL) since 2010. Mr. Arad has served as a director of Cleveland Diagnostics, a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, as well as B.G.I. Investments (1961) (TASE:BGI), since 2016. He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a B.A. in Accounting from Ramat Gan College and an M.B.A. from the Ruppin Academic Center.

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co. and of consulting firm Do Finance Consulting, and serves as Chief Financial Officer of B.G.I. Investments (1961) (TASE:BGI). Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer has served as a director since March 2021. Ms. Singer serves as General Counsel and Executive Vice President at NewMed Energy (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Tamar and Leviathan offshore gas fields, as well as other petroleum assets offshore Israel and Cyprus, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and currently serves as Chairperson of Wilk Technologies Ltd. Mr. Kaiser is a founding partner of the BlueSoundWaves collective, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, Israel Securities Authority and corporate governance. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Executive Officers

The following table provides information regarding our executive officers as of the date of this proxy statement:

Name	Age	Position
Arik Kaufman	41	Chief Executive Officer
Guy Hefer	40	Chief Financial Officer
Dan Kozlovski	37	Chief Technologies Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher Guy Oseary and Effie Epstein, which recently partnered with MeaTech to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Guy Hefer has served as our Chief Financial Officer since October 2020. He has over ten years of experience in investment banking and corporate finance roles. Most recently he was the CFO of Prytek Holdings, a private holding group investing in technology companies globally. Prior to that, Mr. Hefer was an investment banker at Leumi Partners between 2018 and 2019 and GCA investment banking between 2017 and 2018 in Israel and at Barclays investment banking division between 2011 and 2016 in the UK and in Israel. Prior to that Guy worked at Grant Thornton Accounting firm in Israel between 2009 and 2011. Mr. Hefer holds a B.A. degree in Accounting and Economics from the Tel Aviv University, Israel.

Dan Kozlovski has served as our Chief Technologies Officer since February 2022, having previously served as our Vice President of Research & Development from August 2020 after joining us in December 2019. He specializes in R&D and product development, with expertise in three-dimensional computer-aided design. Mr. Kozlovski has more than ten years of experience working in high-technology companies in the printing market. Previously, he served as Future Platform R&D Mechanical Engineer at HP Indigo Division from June 2018 to December 2019. Mr. Kozlovski has also worked as Mechanical Team Leader at Nano Dimension from August 2015 to June 2018. Mr. Kozlovski holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University of the Negev and an Executive MBA in Technology, Innovation & Entrepreneurship Management from Tel Aviv University.

Compensation of Executive Officers

For information concerning the compensation earned during 2021 by our five most highly-compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Item 6.B. Directors, Senior Management and Employees—Compensation—Individual Compensation of Office Holders” of our Annual Report.

Board Diversity Matrix (as of March 24, 2022)

Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	2

ITEM 1

COMPANY NAME CHANGE

Background

We propose to change our name.

As registered with the Israeli Registrar of Companies and set forth in our articles of association, our English name is “MeaTech 3D Ltd.” and our Hebrew name is “מיטק 3 די בע״מ”. Over the years, our focus has expanded from three-dimensional printing to additional technological approaches to the production of fully-cultivated and hybrid meat products. Going forward, we intend to continue innovating and diversifying our technological approaches and product offerings. Our Board believes that the current name does not reflect these changes and our brand, and therefore our Board has resolved to change our English and Hebrew names to “Steakholder Foods Ltd.” and “סטייקהולדר מזון בע"מ”, respectively. In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, our Chief Executive Officer will be authorized to select a different name containing the word “Steakholder” in combination with another word or expression or to leave the name unchanged (with respect to both the English and Hebrew names).

At the Annual Meeting, shareholders will be asked to approve the necessary amendment to our articles of association to give effect to the proposed change of name. The Board expects that the change of name will be effected within three months of such approval.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, to approve a change of the Company’s name, including by way of amending the Company’s articles of association, so that the English name of the Company will change from “MeaTech 3D Ltd.” to “Steakholder Foods Ltd.”, and the Hebrew name of the Company will change from “מיטק 3 די בע״מ” to “סטייקהולדר מזון בע"מ”, or such other name as the Company’s Chief Executive shall determine, as detailed in the Proxy Statement.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, have served as our auditors since 2019.

At the Annual Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Annual Meeting, our shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31, (Amounts in thousands)
	2021	2020
Audit fees(1)	$176	$145
Tax fees(2)	3	10
Total	$179	$155

(1)
Audit fees consist of fees billed or expected to be billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the Company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)
Tax fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy and voting on the matter (disregarding abstentions), is required for the approval of the proposed resolution.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2021 and related auditor’s report will be presented for discussion, as required by the Companies Law.

The consolidated financial statements and related auditor’s report as well as our Annual Report may be obtained without charge from the SEC’s website at www.sec.gov or our website at www.meatech3d.com, or by directing a request to our corporate secretary. None of the consolidated financial statements, the related auditor’s report, our Annual Report and the contents of our website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Annual Meeting, other than as set forth in the Notice of 2022 Annual Meeting of Shareholders; but, if any other matter is properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Yaron Kaiser Chairman of the Board Date: June 13, 2022